Filed by: Fidelity Union Street Trust II

Pursuant to Rule 425 under the Securities Acts of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Court Street Trust II

SEC File No. 033-43758 and 811-06453

July 15, 2022

Q&A: MUNICIPAL MONEY MARKET FUND MERGERS & CHANGES:

FIDELITY® ARIZONA MUNICIPAL MONEY MARKET FUND FIDELITY® CONNECTICUT MUNICIPAL MONEY MARKET FUND FIDELITY® MICHIGAN MUNICIPAL MONEY MARKET FUND FIDELITY® OHIO MUNICIPAL MONEY MARKET FUND FIDELITY® PENNSYLVANIA MUNICIPAL MONEY MARKET FUND

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FIDELITY® CALIFORNIA MUNICIPAL MONEY MARKET FUND FIDELITY® MASSACHUSETTS MUNICIPAL MONEY MARKET FUND FIDELITY® NEW JERSEY MUNICIPAL MONEY MARKET FUND FIDELITY® NEW YORK MUNICIPAL MONEY MARKET FUND

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FIDELITY® TAX-EXEMPT MONEY MARKET FUND

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Q1:

I understand that there are several changes being made to Fidelity’s municipal money market product line. What can you tell me?

A:

That’s correct. The Fidelity Fixed Income and Asset Allocation Fund Board has unanimously approved the following proposals:

•

Five fund mergers, subject to shareholder approval

•

Four fund mergers, not subject to shareholder approval

•

Two product changes

PROPOSED MERGERS (AZ, CT, MI, OH, PA)

Q2:

I understand that Fidelity has proposed five mergers and plans to “soft close” the target funds to new investors. What does that mean?

A:

That’s correct. The Fidelity Fixed Income and Asset Allocation Fund Board of Trustees has unanimously approved submitting proposals to shareholders to merge: Fidelity Arizona Municipal Money Market Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund and Fidelity Pennsylvania Municipal Money Market Fund into Fidelity Municipal Money Market Fund, which is the national fund.

In anticipation of the merger proposals, each target fund will “soft close” to new investors on July 15, 2022. Existing shareholders, however, will be permitted to purchase additional shares of the funds until the mergers are completed. For additional soft close rules, please read the fund’s amended prospectus.

Proposed Fund Mergers
Target Fund	Acquiring Fund
Fidelity Arizona Municipal Money Market Fund	Fidelity Municipal Money Market Fund
Fidelity Connecticut Municipal Money Market Fund
Fidelity Michigan Municipal Money Market Fund
Fidelity Ohio Municipal Money Market Fund
Fidelity Pennsylvania Municipal Money Market Fund

Q3:

Why are you proposing to merge the funds? When will the changes take effect?

A:

It would be inappropriate to discuss the mergers in more detail prior to sending proxy materials to shareholders.

Q4:

Who would need to approve a merger? Do shareholders have to vote on the merger?

A:

Shareholder approval is required to merge the funds. Shareholders of Fidelity Arizona Municipal Money Market Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund and Fidelity Pennsylvania Municipal Money Market Fund are entitled to vote on the proposal at a shareholder meeting expected to be held in Q4 2022.

We expect to file proxy statements with the SEC on or about August 5, 2022. We expect to send proxy materials to shareholders on or about September 19, 2022.

Q5:

Is the merger considered a taxable event for federal income tax purposes?

A:

No. FMR will obtain an opinion of counsel that each merger will qualify as a tax-free reorganization for federal income tax purposes. As a result, a shareholder’s exchange of his/her target fund shares for shares of the acquiring fund in the merger transaction will not result in recognition of gain or loss for federal income tax purposes.

The target funds may make a distribution prior to the merger to cause the fund to distribute all of its net income and/or net realized capital gains (if any). Any capital gain distributions will be taxable for taxable shareholders (even if reinvested into the fund).

Q6:

What are your plans for the funds in the event shareholders do not approve the merger proposals?

A:

If fund shareholders do not approve a merger, FMR will liquidate the funds.

Q7:

How would a fund liquidation work?

A:

Shareholders would be able to exchange their shares into other Fidelity funds, redeem their shares, or remain in the fund until the liquidation date, at which time securities will be liquidated and post to client accounts as cash. Each fund is a stable NAV money market fund and thus shareholders are not expected to recognize gain/loss on the exchange, redemption or liquidation. Prior to the liquidation, a fund may make a capital gain distribution, which would be taxable for taxable shareholders.

Fund	Ticker	Total Assets ($M) (as of 6/30/22)
Fidelity Arizona Municipal Money Market Fund	FSAXX	$62.86
Fidelity Connecticut Municipal Money Market Fund	FCMXX	$286.36
Fidelity Michigan Municipal Money Market Fund	FMIXX	$186.50
Fidelity Ohio Municipal Money Market Fund	FOMXX	$176.81
Fidelity Pennsylvania Municipal Money Market Fund	FPTXX	$152.42

Q8:

What are the assets in each fund? A:

PROPOSED MERGERS (CA, MA, NJ, NY)

Q9:

I understand that Fidelity has proposed four additional mergers and plans to “soft close” the target funds to new investors. What does that mean?

A:

That’s correct. The Fidelity Fixed Income and Asset Allocation Fund Board has unanimously approved the mergers of: Fidelity California Municipal Money Market Fund into the Fidelity California AMT Tax-Free Money Market Fund; Fidelity Massachusetts Municipal Money Market Fund into the Fidelity Massachusetts AMT Tax-Free Money Market Fund; Fidelity New Jersey Municipal Money Market Fund into the Fidelity New Jersey AMT Tax-Free Money Market Fund; and Fidelity New York Municipal Money Market Fund into the Fidelity New York AMT Tax-Free Money Market Fund.

In anticipation of the merger proposals, the target funds will “soft close” to new investors on September 9, 2022. Existing shareholders, however, will be permitted to purchase additional shares of the funds until the mergers are completed. For additional soft close rules, please read the fund’s amended prospectus.

The proposal also includes amending the investment policies for each state AMT Tax- Free fund to allow the funds to invest in municipal securities whose interest is subject to the federal alternative minimum tax.

In connection with the merger, each fund’s name will be updated to replace “AMT Tax- Free” with “Municipal” and the class will be renamed “Premium” after the close of business on September 16, 2022.

Proposed Fund Mergers
Target Fund	Acquiring Fund
Fidelity California Municipal Money Market Fund	Fidelity California AMT Tax-Free Money Market Fund
Fidelity Massachusetts Municipal Money Market Fund	Fidelity Massachusetts AMT Tax-Free Money Market Fund
Fidelity New Jersey Municipal Money Market Fund	Fidelity New Jersey AMT Tax-Free Money Market Fund
Fidelity New York Municipal Money Market Fund	Fidelity New York AMT Tax-Free Money Market Fund

Q10:

Why are you proposing to merge the funds? When will the changes take effect?

A:

Fidelity continuously looks for opportunities to enhance and improve its product lineup, and we believe the mergers on or about September 16, 2022, will help to simplify Fidelity’s offering to investors. The proposed mergers will result in shareholders being part of a larger fund with a similar objective that has performed comparably or better.

Shareholders are expected to benefit from an expense reduction of approximately 19 to 21 basis points (bp). The merged funds will not restrict investments in municipal securities whose interest is subject to the federal alternative minimum tax, and will be renamed appropriately.

Q11:

Do shareholders have to vote on the merger? How will the change be communicated to shareholders?

A:

Shareholder approval is not required to merge the funds. Each target fund’s prospectuses will be supplemented on July 15, 2022.

Q12:

Is the merger considered a taxable event for federal income tax purposes?

A:

No. FMR will obtain an opinion of counsel that each merger will qualify as a tax-free reorganization for federal income tax purposes. As a result, a shareholder’s exchange of his/her target fund shares for shares of the acquiring fund in the merger transaction will not result in recognition of gain or loss for federal income tax purposes.

The target funds may make a distribution prior to the merger to cause the fund to distribute all of its net income and/or net realized capital gains (if any). Any capital gain distributions will be taxable for taxable shareholders (even if reinvested into the fund).

Q13:

What are the assets in each fund?

A:

Fund	Ticker	Total Assets ($M, as of 6/30/22)
Fidelity California Municipal Money Market Fund	FCFXX	$1,151.41
Fidelity Massachusetts Municipal Money Market Fund	FDMXX	$1,046.87
Fidelity New Jersey Municipal Money Market Fund	FNJXX	$386.48
Fidelity New York Municipal Money Market Fund	FNYXX	$876.37

PRODUCT CHANGE

Q14:

I understand that Fidelity is proposing several product changes. What does that entail?

A:

That’s correct. The Fidelity Fixed Income and Asset Allocation Fund Board of Trustees has unanimously approved changes to Fidelity Tax-Exempt Money Market Fund. The changes will reduce the contractual expense cap of the retail and Premium classes, currently capped at 45 and 33 bp, respectively, to 42 and 30 bp. The board has also unanimously approved lowering the investment minimum for Premium class from

$100K to $25K.

Q15:

Why are you proposing these changes? How will they benefit shareholders?

A:  We anticipate that the product changes will maintain the low price point for existing shareholders while expanding the funds’ distribution to the broader retail audience, making it more accessible in the current market.

Q16:

When will these changes take effect?

A:

The changes will take effect on August 1, 2022.

Q17:

What are the assets in the fund?

A:

Fund	Ticker	Total Assets ($M) (as of 6/30/22)
Fidelity Tax-Exempt Money Market Fund	FMOXX	$2,743.94

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The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the relevant reorganization discussed herein (and containing important information about fees, expenses and risk considerations) and a prospectus for the relevant acquiring fund, please call 1-800-544-8544 (retail class) or 1-877-208-0098 (Advisor Classes, if applicable). The prospectus/proxy statements will also be available for free on the Securities and Exchange Commission’s web site (www.sec.gov).

Past performance is no guarantee of future results.

Keep in mind that investing involves risk. The value of your investment will fluctuate over time, and you may gain or lose money.

You could lose money by investing in a money market fund. Although the fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Fidelity Investments and its affiliates, the fund’s sponsor, have no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the fund at any time.

Stock markets, especially foreign markets, are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Foreign securities are subject to interest rate, currency exchange rate, economic, and political risks.

Because of their narrow focus, sector investments tend to be more volatile than investments that diversify across many sectors and companies.

Before investing in any mutual fund, consider the funds’ investment objectives, risks, charges, and expenses. Contact your investment professional or visit institutional.fidelity.com for a prospectus or, if available, a summary prospectus containing this information. Read it carefully.

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